Exhibit 99.1

Melco Resorts Finance Announces Pricing of Senior Notes Offering

MACAU, Sept. 16, 2025 (GLOBE NEWSWIRE) — Melco Resorts Finance Limited (“Melco Resorts Finance”) today announces that it has priced its international offering of senior notes (the “New Notes”, and such offering, the “New Notes Offering”). Melco Resorts Finance is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited (“Melco”).

The offering consists of US$500 million aggregate principal amount of 6.500% senior notes due 2033. The New Notes were priced at 100%. Melco Resorts Finance intends to use the proceeds from the New Notes Offering to fund the conditional cash tender offer announced by Melco Resorts Finance on September 15, 2025 for any and all of its validly tendered outstanding 5.250% senior notes due 2026 (CUSIP Numbers 58547D AB5 and G5975L AC0; ISIN US58547DAB55 and USG5975LAC03) (the “Existing Notes” and such conditional tender offer, the “Conditional Tender Offer”), pay fees and costs related to the proposed New Notes Offering and the Conditional Tender Offer and, if any amount remains, to redeem in full any Existing Notes which remain outstanding following the completion of the Conditional Tender Offer (if Melco Resorts Finance elects to redeem such remaining Existing Notes) and for general corporate purposes.

The New Notes are proposed to be senior obligations of Melco Resorts Finance, ranking equally with all of Melco Resorts Finance’s existing and future senior indebtedness. Melco will not be a guarantor of the New Notes.

The New Notes are being offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The New Notes have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Melco Resorts Finance does not intend to register any portion of the offering of the New Notes in the United States.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Melco Resorts Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) risks associated with the amended Macau gaming law and its implementation by the Macau government, (ii) changes in the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Any forward-looking statements made in the New Notes Offering documents or the Conditional Tender Offer documents speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Melco Resorts Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com